MUNGER, TOLLES & OLSON LLP

355 South Grand Ave.

35th Floor

Los Angeles, California 90071

(213) 683-9100

December 23, 2014

Aamira Chaudhry

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daily Journal Corporation

Form 10-K for Fiscal Year Ended September 30, 2013

Filed June 24, 2014

Form 10-Q for the Quarter Ended December 31, 2013

Filed August 13, 2014

Form 10-Q for the Quarter Ended March 31, 2014

Filed on August 15, 2014

File No. 000-14665

Dear Ms. Chaudhry:

Following up on our correspondence, Daily Journal Corporation hereby confirms that it will submit its response to the Staff’s December 16, 2014 comment letter by no later than January 23, 2015.

If you have any questions, please contact me at (213) 683-9161.

Sincerely,

/s/ Brett J. Rodda

Brett J. Rodda